July 31, 2014

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-0303

Re: Apple Hospitality REIT, Schedule TO-T/A filed June 30, 2014, by Coastal Realty Business Trust et al.
SEC File No. 005-86821

Dear Ms. Duru:

We received your comment letter yesterday, July 30, 2014, regarding our recent Schedule TO-T/A. I will respond to the questions you asked in the order in which you posed them.

1.
We believe that the final amendment was prompt, being made on the afternoon of July 23, 2014 (accepted July 24, 2014).  This was 6 business days after the close of the offer.  As you know, the shares at issue here are not publicly traded, and they are not in “street name” such that we can get an accurate count of the shares tendered immediately upon the close of the offer.  After the offer expires, we collate all the assignment forms received and send them to the issuer’s transfer agent.  The transfer agent then informs us how many shares each seller owns (we do not know that until we are informed).  Once we receive that information, we can complete the final amendment and file it.  This process cannot happen immediately (unlike “street name” securities, where DTC simply notifies us of the number of shares tendered immediately upon the expiration).  Further, we had agreed with the Staff in previous offers to make every attempt to file the final amendment within approximately a week.  This amendment was filed in that approximate time frame (with a weekend in between).

2.
Again, we take issue with characterizing the final amendment as “late.”  The rule requires that the amendment be filed promptly, and we made every effort to do so. The offer expired on July 15, 2014; had it not, we would have had to file another amendment and press release, of course.  I do not understand the remainder of your question.  If you are asking whether shares were tendered after the expiration date and included in the final amendment, the answer is “no.”  We are not permitted to do that.  If you are asking whether the number of shares represents something other than the number of shares tendered in the offer, I do not understand the question.

3.	Yes, the Purchasers complied with the prompt payment provisions. Payment was made to all sellers within 3 business days of the confirmation of transfer of shares.

Please let me know if you have any questions or further comments.

Very Truly Yours,

Chip Patterson

Managing Director and General Counsel